May 8, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
5.625% Notes due 2040 of Prologis, L.P., under the Exchange Act of 1934.

Sincerely,

